SEC LAW FIRM

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September 13, 2012

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Donald E. Field, Esq.

Re: Yew Bio-Pharm Group, Inc. Form 10-12G, Filed May 8, 2012, Amendment No.1 to Form 10-12G, Filed June 29, 2012,SEC File No. 000-54701

Dear Mr. Field:

We refer to that certain letter dated July 16, 2012 (the “July 16 Comment Letter”) from the staff (the “Staff”) of the United States Securities and Exchange Commission with respect to the above-captioned filings. On behalf of our client, Yew Bio-Pharm Group, Inc. (the “Company”), we respectfully respond to the July 16 Comment Letter as follows (each Staff comment is restated herein below from the June 4 Comment Letter followed by the Company’s response thereto) in respect of the Form 10 filed on May 8, 2012 (the “Original Filing”), Amendment No.1 to the Original Filing (individually, “Amendment No.1”) filed on June 29, 2012 and Amendment No. 2 to the Original Filing (individually “Amendment No.2” and collectively with the Original Filing, the “Form 10”), being filed today:

General

1.	At the conclusion of our letter to you dated June 4, 2012, we asked for a written statement from the company with certain acknowledgments. In response, you provided those acknowledgments in a letter signed by counsel. Please provide us with a separate letter signed by an authorized representative of the company that includes the previously requested acknowledgments. You will note that we have reproduced the original request at the conclusion of this letter.

Response: Please note that this letter was filed on the Company’s letterhead, signed by an authorized representative of the Company, on or about August 23, 2012.

Second Restructure, page 22

2.	We note your response to our prior comment 18 and reissue in part. In the last paragraph on page 25, you state that “it is possible that the Second Restructure should have been approved by YBP’s shareholders.” We note that you have not sought the advice of Nevada counsel on this matter. We note, however, that SEC Law Firm reviewed this matter for you. Please provide us with SEC Law Firm’s legal analysis and conclusions as to whether a shareholder meeting was required.

Response: Please see the material provided supplementally in writing under separate cover in response to this request. On behalf of the Company, we request that this supplemental material be returned pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, upon the completion of the Staff’s review of this filing.

3.	We note your response to our prior comment 20 and reissue in part. We note in your response that you believe that if the Second Restructure is ratified by your shareholders, any theoretical concerns about the manner in which the Second Restructure was approved would be rendered moot. Please provide us with your basis for this belief and conclusion. To the extent SEC Law Firm reviewed this matter for you, please provide us with SEC Law Firm’s legal analysis and conclusions as to the legal effect a shareholder ratification would have on the validity and enforceability of the Second Restructure.

Response: Please see the material provided supplementally in writing under separate cover in response to this request. On behalf of the Company, we request that this supplemental material be returned pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, upon the completion of the Staff’s review of this filing.

Additionally, this disclosure has been revised.

Item 1A. Risk Factors, page 29

The failure of our shareholders to ratify the Second Restructure, page 49

4.	We note your disclosure that if you do not obtain the requisite shareholder vote to ratify the Second Restructure, it is possible that the validity of the Second Restructure could be challenged under Nevada law. Please revise to clarify the impact on the company if the validity of the Second Restructure is challenged under Nevada law. For example, clarify if the restructuring could be unwound or whether the company could be subject to lawsuits, fines, penalties, or other actions brought by Nevada authorities or shareholders. Please include sufficient detail so that investors can appreciate the disclosed risk and the effect on the company if the restructuring is not ratified.

Response: Please see the material provided supplementally in writing under separate cover in response to this request. On behalf of the Company, we request that this supplemental material be returned pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, upon the completion of the Staff’s review of this filing.

Additionally, the relevant risk factor has been revised.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 82

5.	We note your response to our prior comment 38 and reissue in part. Please reconcile the date references in the introductory paragraph and footnote 1.

Response: The referenced disclosures have been revised and reconciled accordingly.

Notes to the Audited Financial Statements, page F-7

Note 3. Inventories, page F-19

6.	We note from your response to our prior comment 47 that your potential clientele is limited and it takes longer for buyers to make decisions to buy such expensive products. We also note that you carry your inventory at cost which you believe is much lower than market value. However, we do not believe that you have supported to us why you believe that your existing inventory will eventually be sold within your normal operating cycle. Please provide us details that support why you believe it is reasonable to expect that the inventory on your balance sheet at December 31, 2011 and March 31, 2012 will be sold within your normal operating cycle and does not require any adjustment for slow moving or obsolete inventories.

Response: After further analysis concerning the proper accounting treatment for slow-moving inventory and potential reserves for slow-moving inventory, we determined that a reclassification of certain inventory should be made from current assets to long-term assets. We originally recorded all inventory in current assets. However, based on analysis of inventory movement and analysis of our operating cycle of one year, it was subsequently determined that any inventory in excess of our current operating cycle of one year, based on historical and anticipated levels of sales, should be classified as long-term on our consolidated balance sheets.

We estimated the amount of the excess inventories by comparing inventory on hand with the estimated sales that can be sold within our normal operating cycle of one year. Any inventory in excess of our current requirements based on historical and anticipated levels of sales is classified as long-term on our consolidated balance sheets. Our classification of long-term inventory requires us to estimate the portion of inventory that can be realized over the next 12 months.

To estimate the amount of slow-moving or obsolete inventories, we analyze movement of our products, monitor competing products and technologies and evaluate acceptance of our products. Based on this analysis, we attempt to identify inventories that cannot be sold at all or can only be sold at deeply discounted prices. Accordingly, an allowance may be established when management determines that certain inventories may not be saleable. If inventory costs exceed expected market value due to obsolescence or quantities in excess of expected demand, we will record reserves for the difference between the cost and the market value. These reserves are recorded based on estimates.

Our handicraft and yew furniture products are hand-made and many are one-of-a-kind pieces that do not degrade in value. Much of the furniture that we produce is reproductions of popular Ming and Qing Dynasty styles. Currently, we have an adequate supply rare Northeast yew timber on hand for approximately over five years’ worth of production. Northeast yew trees are considered an endangered species and are protected in the PRC. Because of the scarcity of Northeast yew timber needed to produce handicrafts, it is very expensive to acquire new inventory of yew timber and supplies are extremely limited, if available at all. We had minimal manufacturing activities and minimal sales of exclusive and expensive handicraft and yew furniture in 2010 and 2011 and accordingly, the yew timber and certain handicrafts and yew furniture pieces are considered slow-moving. In 2010 and 2011, we concentrated on the sale of our TCM products and did not actively market our handicraft products. In August 2012, we began to actively market our handicraft products. Specific step taken to market our handicraft products include:

1.	We will begin to engage first tier distributors to distribute our handicraft products in provincial capital cities in 10 provinces. We currently anticipate that some of the components of such distributorships will include that each first tier distributor will be required to reach minimal annual sales volume of 2,000,000 RMB. First tier distributors will be able to purchase handicrafts from us at a price below the price that basic distributors pay for handicraft products. In addition to the discounted first tier distributor pricing provided, we will also provide approximately 3% - 5% commission (payable in yew seedling products) to these first tier distributors.

2.	We will engage second tier distributors in smaller cities. We currently anticipate that some of the components of such distributorships will include that each second tier distributor will be required to reach minimal annual sales volume of 1,000,000 RMB. These distributors will also be offered beneficial pricing off the price that basic distributors pay. We will also provide approximately 2% - 3% commission (payable in yew seedling products) to the second tier distributors.

3.	We have instructed our sales representative to make frequent visits to our distributors to promote our handicraft products.

During the third quarter to date, revenue from the sale of handicraft products amounted to approximately $42,000, including the sale of a high-end book case for approximately $40,000. Additionally, we signed a contract for the sale of an antique style display shelf for approximately $39,000. The product is set for delivery by the end of September.

Historically, we have never sold our handicraft products below cost (including the current sale of our furniture products) and we believe the current selling price, which is higher than historical cost, can be obtained. Additionally, we believe that we are one of only a few companies in the PRC to have received approval for the manufacture of items made from yew timber.

In connection with the inventory of our Northeast yew timber, in February 2012, we had a third party independent appraisal prepared which indicated that the current fair value of such timber is greater than our historical cost. The appraisal was prepared by several forestry experts and approved by the Price Authentication center of Heilongjiang province of China, a provincial government institute.

We will continue to monitor our sales activity and slow moving inventory on a quarterly basis.

Based on factors above, at March 31, 2012, December 31, 2011 and 2010, we did not record any inventory reserve.

Based on our analysis discussed above, we restated our consolidated balance sheets as of December 31, 2011 and 2010 and our unaudited interim consolidated balance sheet as of March 31, 2012 herein. We did not restate our consolidated statements of income and comprehensive income or consolidated statement of cash flows for the years ended December 31, 2011 and 2010 and for the periods ended March 31, 2012 and 2011. The respective restatement adjustments are non-cash in nature. These adjustments resulted in a decrease in our total current assets of $7,594,788, $7,533,189 and $7,489,627 and an increase in long-term assets of $7,594,788, $7,533,189 and $7,489,627 as of December 31, 2011 and 2010 and March 31, 2012, respectively. We believe that the reclassification of inventory balance from current assets to long-term assets are now correctly recorded our consolidated balance sheets. Additionally, we revised certain disclosures in the notes to the consolidated financial statements and management’s discussion and analysis.

Note 12. Segment Information, page F-27

7.	We note from your response to our prior comment 48 that you have revised Note 12 to include disclosure of net income (loss), depreciation and amortization and identifiable long-lived assets, net, by segment. Please revise to include total expenditures for additions to long-lived assets by segment, if the specified amounts are included in the determination of segment assets reviewed by the chief operating decision maker or are otherwise regularly provided to the chief operating decision maker, even if not included in the determination of segment assets. See guidance in ASC 280-10-50-25.

Response: The Company has revised this disclosure accordingly.

If you have any questions regarding this letter or the Form 10, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Lance Jon Kimmel

Lance Jon Kimmel